AKOUOS, INC.

645 Summer Street, Suite 200

Boston, MA 02210

August 18, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akouos, Inc.
Registration Statement on Form S-3
File No. 333-258798
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Akouos, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-258798), so that it may become effective at 4:30 p.m. Eastern time on August 20, 2021, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff.

Very truly yours,

AKOUOS, INC.

By:	/s/ Karoline Shair
Name: Karoline Shair
Title: Chief Legal Officer and Corporate Secretary

cc:	Rosemary G. Reilly
Molly Fox
Wilmer Cutler Pickering Hale and Dorr LLP